ZEWAR JEWELLERY, INC.
                      Sunshine Building, Adade Faria Road,
                            Margao, Goa, India 403601
                         Telephone: (011) 91992-381-7403
--------------------------------------------------------------------------------

                                February 15, 2013

VIA ELECTRONIC DELIVERY
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re: Zewar Jewellery, Inc.
    File Number 333-185278

Dear Ms. Ransom:

     On February 6, 2013, Zewar Jewellery, Inc. (the "Company") filed Form S-1/A Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (the "Registration Statement").

     In connection therewith, pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby requests acceleration of the effective date of the Registration Statement to 9:00 a.m. EST on Wednesday, February 20, 2013 or as soon as practicable thereafter.

     With respect to our request for acceleration of the effectiveness of the Registration Statement, this letter acknowledges that:

     * should the U. S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter will confirm that the Company and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

                                Very truly yours,


                                /s/ Mohsin Mulla
                                -----------------------------
                                Mohsin Mulla
                                President